SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 02 November 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1	Transaction in Own Shares released on 06 October 2009
Exhibit 2	Transaction in Own Shares released on 09 October 2009
Exhibit 3	Transaction in Own Shares released on 13 October 2009
Exhibit 4	Director/PDMR Shareholding released on 13 October 2009
Exhibit 5	Transaction in Own Shares released on 16 October 2009
Exhibit 6	Transaction in Own Shares released on 20 October 2009
Exhibit 7	Transaction in Own Shares released on 23 October 2009
Exhibit 8	Transaction in Own Shares released on 27 October 2009
Exhibit 9	Director/PDMR Shareholding released on 29 October 2009
Exhibit 10	Transaction in Own Shares released on 30 October 2009
Exhibit 11	Total Voting Rights released on 30 October 2009
Exhibit 12	Director/PDMR Shareholding released on 30 October 2009

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Exhibit 1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 October 2009

BP p.l.c. announces that on 5 October 2009 it transferred to participants in its employee share schemes 70,186 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,874,000,986 ordinary shares in Treasury, and has 18,749,265,862 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 October 2009

BP p.l.c. announces that on 8 October 2009 it transferred to participants in its employee share schemes 22,491 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,873,978,495 ordinary shares in Treasury, and has 18,749,317,153 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 October 2009

BP p.l.c. announces that on 13 October 2009 it transferred to participants in its employee share schemes 103,677 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,873,874,818 ordinary shares in Treasury, and has 18,749,495,938 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 13 October 2009

BP p.l.c. was advised on 12 October 2009 by Computershare Plan Managers that on 12 October 2009 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £5.4250 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward       62 shares
Mr I.C. Conn             62 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy           64 shares
Mr S. Westwell       62 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 October 2009

BP p.l.c. announces that on 15 October 2009 it transferred to participants in its employee share schemes 568,462 ordinary shares at prices between 386.00 pence and 542.5 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,873,306,356 ordinary shares in Treasury, and has 18,750,107,084 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 October 2009

BP p.l.c. announces that on 19 October 2009 it transferred to participants in its employee share schemes 74,720 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,873,231,636 ordinary shares in Treasury, and has 18,750,187,804 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 October 2009

BP p.l.c. announces that on 22 October 2009 it transferred to participants in its employee share schemes 14,180 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,873,217,456 ordinary shares in Treasury, and has 18,751,283,796 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 October 2009

BP p.l.c. announces that on 26 October 2009 it transferred to participants in its employee share schemes 69,948 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,873,147,508 ordinary shares in Treasury, and has 18,751,907,700 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 9

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c - 29 October 2009

BP p.l.c. was notified on 28 October 2009 by Dr A B Hayward, a director of BP p.l.c., that on 28 October 2009 he exercised an option to acquire 220,000 BP ordinary shares (ISIN number GB0007980591) pursuant to the Executive Directors Incentive Plan at £3.88 per share, which were exercisable between 17 February 2004 and 17 February 2010. Dr Hayward subsequently disposed of the 220,000 ordinary shares acquired on 28 October 2009 at a price of £5.875 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 10

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 October 2009

BP p.l.c. announces that on 29 October 2009 it transferred to participants in its employee share schemes 27,774 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,873,119,734 ordinary shares in Treasury, and has 18,752,070,648 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 11

BP p.l.c. - Total Voting Rights

BP p.l.c. - 30 October 2009

Voting Rights and Capital - Transparency Directive Disclosure

London 30 October 2009

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,752,042,874 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,757,125,374. This figure excludes (i) 1,873,147,508 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

Exhibit 12

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 30 October 2009

BP p.l.c. was notified on 30 October 2009 by Mr George David, a director of BP p.l.c., that he acquired on the New York Stock Exchange 5,000 BP ADSs (ISIN number US0556221044), which are equivalent to 30,000 BP Ordinary Shares, at a price of US$58.10 per ADS on 29 October 2009.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

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      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 November 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary